February18, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: John Reynolds, Assistant Director

George Schuler, Mining Engineer

Dear Sirs:

Re:	Scandium International Mining Corp. (formerly EMC Metals Corp.) (the “Company”) Form 10-K for the Year Ended December 31, 2013 File No. 000-54416

This letter is in response to the SEC follow-up comment letter dated February 4, 2015.

Mineral Resource, page 17

1.	Pursuant to NI 43-101, the term mineral resource requires that there be “reasonable prospects for eventual economic extraction”, based on the judgment of the Qualified Person (as defined in NI 43-101), which judgement would include reasonable assumptions as to estimates of cut-off grade and related factors.

The calculations and assumptions that support establishing the cut-off grade disclosed in the Company’s Form 10-K are provided below, and are applicable as at the effective date of the technical report as referenced in the Form 10-K. The disclosed cut-off grade of 100ppm is principally driven by the price of scandium oxide in the market and our estimates of cost to mine and process resource material. As noted in the Form 10-K as amended for the year ended December 31, 2013, precise pricing for scandium oxide product is difficult to obtain, and is subject to negotiation. Published prices are typically for small quantities, and not based on commercially significant volumes.

Key cut-off assumptions for 2010 were as follows:

•	The calculation utilized a reasonable market price assumption for scandium product (scandium oxide-99.9%) of $1200/kg,
•	A recovery rate of 85% was applied, based on data from prior test-work on resource material taken from the Nyngan property, and on the efficacy of several different processing techniques, and
•	The cash cost of mining and processing resource material was estimated at $150/tonne, which assumed some substitution of capital for expense in the area of on-site acid manufacture (vs. acid purchase).

Based on the foregoing assumptions, the following formula applies to calculate the cut-off grade:

($150/tonne cash cost ÷ 0.85 recovery rate) ÷ $1200/tonne ÷ (1.53/1000 conversion rate) = 96ppm

The calculations and assumptions are relevant for the conditions as understood in 2010. While the price/cost assumptions in the current environment would be different, the calculation methodology would be the same. The conclusion that 100ppm is a reasonable cut-off value to apply does not change with assumptions we would apply today. In the view of the company, the cut-off grade utilized in the technical report remained relevant as at December 31, 2013.

Further to our telephone discussion with George Schuler of the SEC on February 18, 2015, the Company hereby confirms that it will include in its Form 10-K to be filed in respect of its 2014 financial year end, disclosure confirming that mining of the Nyngan deposit would be through surface mining. In addition the Company will include disclosure in the 2014 Form 10-K that it would use a modified solvent extraction process for extraction of the scandium oxide from the mined material.

Thank you for your assistance in this matter.

We trust the foregoing is satisfactory.

Yours truly,

SCANDIUM INTERNATIONAL MINING CORP.

Per: /s/ George Putnam

George Putnam, CEO